UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. __________ )*

Vail Banks, Inc.
(Name of Issuer)

Common Shares
(Title of Class of Securities)

918779109
(CUSIP Number)

Lisa M. Dillon
Vice Chairman
Vail Banks, Inc.
0015 Benchmark Road, Suite 300
P.O. Box 6580
Avon, Colorado 81620
(970) 328-9700

With copies to:

Ray Verlinde
SEVP and Chief Administrative Officer
Vail Banks, Inc.
0015 Benchmark Road, Suite 300
P.O. Box 6580
Avon, Colorado 81620
(970) 328-9700

Robert Mintz, Esq.
Hogan & Hartson L.L.P.
1200 Seventeenth Street, Suite 1500
Denver, CO 80202
(303) 899-7300
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 31, 2006
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Exchange Act of 1343 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)
(Page 1 of 35 Pages)

CUSIP No. 918779109	13D	Page 2 of 35

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) E.B. Chester
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF	7	SOLE VOTING POWER 0 shares
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 1,211,376 (1) (2) (3)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 779,749 (1) (3)
WITH	10	SHARED DISPOSITIVE POWER 431,627 (1) (2) (3)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,211,376 shares (3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☑ (3)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.3% (4)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1) The Reporting Person (as defined in the explanatory note below) entered into the Support Agreement (as defined in the explanatory note below), which grants U.S. Bancorp a proxy coupled with an interest to vote the Reporting Person’s Common Shares (as defined in the explanatory note below) in certain ways, and proscribes the disposition of the shares for a period of time. For more information about these restrictions, see Item 4 of this Schedule 13D, which is incorporated herein by this reference.

(2) Includes 431,627 shares owned by Mr. Chester’s wife, Kay H. Chester, as to which he disclaims beneficial ownership.

(3) As a result of the Support Agreement, the Reporting Person may be deemed to be a part of a group with the other parties to the Support Agreement. The Reporting Person does not affirm to be part of a group and expressly disclaims beneficial ownership of the 2,594,949 Common Shares (as defined in the explanatory note below) that may be deemed to be owned in the aggregate by the parties to the Support Agreement, except to the extent reported as beneficially owned above by the Reporting Person. Thus, such Common Shares are not included in the amounts set forth in line 12 above.

(4) The parties to the Support Agreement may be deemed to beneficially own, in the aggregate (including the shares as to which beneficial ownership has been disclaimed as provided in note (3) above), 43.8% of the issued and outstanding Common Shares, assuming the exercise of all options held by such Reporting Persons that are exercisable within 60 days of June 6, 2006. Such percentage has not been reported above as a result of the exclusion of certain shares as explained in note (3) above.

CUSIP No. 918779109	13D	Page 3 of 35

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Kay H. Chester
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF	7	SOLE VOTING POWER 0 shares
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 1,131,938 (1) (2) (3)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 442,627 (1) (3)
WITH	10	SHARED DISPOSITIVE POWER 689,311 (1) (2) (3)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,131,938 shares (3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☑ (3)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.2% (4)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1) The Reporting Person (as defined in the explanatory note below) entered into the Support Agreement (as defined in the explanatory note below), which grants U.S. Bancorp a proxy coupled with an interest to vote the Reporting Person’s Common Shares (as defined in the explanatory note below) in certain ways, and proscribes the disposition of the shares for a period of time. For more information about these restrictions, see Item 4 of this Schedule 13D, which is incorporated herein by this reference.

(2) Includes 689,311 shares owned by Mrs. Chester’s husband, E.B. Chester, as to which she disclaims beneficial ownership.

(3) As a result of the Support Agreement, the Reporting Person may be deemed to be a part of a group with the other parties to the Support Agreement. The Reporting Person does not affirm to be part of a group and expressly disclaims beneficial ownership of the 2,594,949 Common Shares (as defined in the explanatory note below) that may be deemed to be owned in the aggregate by the parties to the Support Agreement, except to the extent reported as beneficially owned above by the Reporting Person. Thus, such Common Shares are not included in the amounts set forth in line 12 above.

(4) The parties to the Support Agreement may be deemed to beneficially own, in the aggregate (including the shares as to which beneficial ownership has been disclaimed as provided in note (3) above), 43.8% of the issued and outstanding Common Shares, assuming the exercise of all options held by such Reporting Persons that are exercisable within 60 days of June 6, 2006. Such percentage has not been reported above as a result of the exclusion of certain shares as explained in note (3) above.

CUSIP No. 918779109	13D	Page 4 of 35

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Byron A. Rose
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF	7	SOLE VOTING POWER 0 shares
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 277,825 (1) (2)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 277,825 (1) (2)
WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 277,825 shares (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☑ (2)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0% (3)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1) The Reporting Person (as defined in the explanatory note below) entered into the Support Agreement (as defined in the explanatory note below), which grants U.S. Bancorp a proxy coupled with an interest to vote the Reporting Person’s Common Shares (as defined in the explanatory note below) in certain ways, and proscribes the disposition of the shares for a period of time. For more information about these restrictions, see Item 4 of this Schedule 13D, which is incorporated herein by this reference.

(2) As a result of the Support Agreement, the Reporting Person may be deemed to be a part of a group with the other parties to the Support Agreement. The Reporting Person does not affirm to be part of a group and expressly disclaims beneficial ownership of the 2,594,949 Common Shares (as defined in the explanatory note below) that may be deemed to be owned in the aggregate by the parties to the Support Agreement, except to the extent reported as beneficially owned above by the Reporting Person. Thus, such Common Shares are not included in the amounts set forth in line 12 above.

(3) The parties to the Support Agreement may be deemed to beneficially own, in the aggregate (including the shares as to which beneficial ownership has been disclaimed as provided in note (2) above), 43.8% of the issued and outstanding Common Shares, assuming the exercise of all options held by such Reporting Persons that are exercisable within 60 days of June 6, 2006. Such percentage has not been reported above as a result of the exclusion of certain shares as explained in note (2) above.

CUSIP No. 918779109	13D	Page 5 of 35

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Lisa M. Dillon
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF	7	SOLE VOTING POWER 0 shares
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 262,071 (1) (2)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 262,071 (1) (2)
WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 262,071 shares (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☑ (2)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.6% (3)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1) The Reporting Person (as defined in the explanatory note below) entered into the Support Agreement (as defined in the explanatory note below), which grants U.S. Bancorp a proxy coupled with an interest to vote the Reporting Person’s Common Shares (as defined in the explanatory note below) in certain ways, and proscribes the disposition of the shares for a period of time. For more information about these restrictions, see Item 4 of this Schedule 13D, which is incorporated herein by this reference.

(2) As a result of the Support Agreement, the Reporting Person may be deemed to be a part of a group with the other parties to the Support Agreement. The Reporting Person does not affirm to be part of a group and expressly disclaims beneficial ownership of the 2,594,949 Common Shares (as defined in the explanatory note below) that may be deemed to be owned in the aggregate by the parties to the Support Agreement, except to the extent reported as beneficially owned above by the Reporting Person. Thus, such Common Shares are not included in the amounts set forth in line 12 above.

(3) The parties to the Support Agreement may be deemed to beneficially own, in the aggregate (including the shares as to which beneficial ownership has been disclaimed as provided in note (2) above), 43.8% of the issued and outstanding Common Shares, assuming the exercise of all options held by such Reporting Persons that are exercisable within 60 days of June 6, 2006. Such percentage has not been reported above as a result of the exclusion of certain shares as explained in note (2) above.

CUSIP No. 918779109	13D	Page 6 of 35

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Gary S. Judd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF	7	SOLE VOTING POWER 0 shares
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 181,142 (1) (2)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 181,142 (1) (2)
WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 181,142 shares (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☑ (2)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.2% (3)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1) The Reporting Person (as defined in the explanatory note below) entered into the Support Agreement (as defined in the explanatory note below), which grants U.S. Bancorp a proxy coupled with an interest to vote the Reporting Person’s Common Shares (as defined in the explanatory note below) in certain ways, and proscribes the disposition of the shares for a period of time. For more information about these restrictions, see Item 4 of this Schedule 13D, which is incorporated herein by this reference.

(2) As a result of the Support Agreement, the Reporting Person may be deemed to be a part of a group with the other parties to the Support Agreement. The Reporting Person does not affirm to be part of a group and expressly disclaims beneficial ownership of the 2,594,949 Common Shares (as defined in the explanatory note below) that may be deemed to be owned in the aggregate by the parties to the Support Agreement, except to the extent reported as beneficially owned above by the Reporting Person. Thus, such Common Shares are not included in the amounts set forth in line 12 above.

(3) The parties to the Support Agreement may be deemed to beneficially own, in the aggregate (including the shares as to which beneficial ownership has been disclaimed as provided in note (2) above), 43.8% of the issued and outstanding Common Shares, assuming the exercise of all options held by such Reporting Persons that are exercisable within 60 days of June 6, 2006. Such percentage has not been reported above as a result of the exclusion of certain shares as explained in note (2) above.

CUSIP No. 918779109	13D	Page 7 of 35

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Donald L. Vanderhoof
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF	7	SOLE VOTING POWER 0 shares
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 178,094 (1) (2) (3)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 152,524 (1) (3)
WITH	10	SHARED DISPOSITIVE POWER 25,570 (1) (2) (3)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 178,094 shares (3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☑ (3)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.2% (4)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1) The Reporting Person (as defined in the explanatory note below) entered into the Support Agreement (as defined in the explanatory note below), which grants U.S. Bancorp a proxy coupled with an interest to vote the Reporting Person’s Common Shares (as defined in the explanatory note below) in certain ways, and proscribes the disposition of the shares for a period of time. For more information about these restrictions, see Item 4 of this Schedule 13D, which is incorporated herein by this reference.

(2) Includes 25,570 shares owned by Mr. Vanderhoof’s wife, Eddi L. Vanderhoof.

(3) As a result of the Support Agreement, the Reporting Person may be deemed to be a part of a group with the other parties to the Support Agreement. The Reporting Person does not affirm to be part of a group and expressly disclaims beneficial ownership of the 2,594,949 Common Shares (as defined in the explanatory note below) that may be deemed to be owned in the aggregate by the parties to the Support Agreement, except to the extent reported as beneficially owned above by the Reporting Person. Thus, such Common Shares are not included in the amounts set forth in line 12 above.

(4) The parties to the Support Agreement may be deemed to beneficially own, in the aggregate (including the shares as to which beneficial ownership has been disclaimed as provided in note (3) above), 43.8% of the issued and outstanding Common Shares, assuming the exercise of all options held by such Reporting Persons that are exercisable within 60 days of June 6, 2006. Such percentage has not been reported above as a result of the exclusion of certain shares as explained in note (3) above.

CUSIP No. 918779109	13D	Page 8 of 35

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Eddi L. Vanderhoof
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF	7	SOLE VOTING POWER 0 shares
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 172,094 (1) (2) (3)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 25,570 (1) (3)
WITH	10	SHARED DISPOSITIVE POWER 146,524 (1) (2) (3)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 172,094 shares (3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☑ (3)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.1% (4)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1) The Reporting Person (as defined in the explanatory note below) entered into the Support Agreement (as defined in the explanatory note below), which grants U.S. Bancorp a proxy coupled with an interest to vote the Reporting Person’s Common Shares (as defined in the explanatory note below) in certain ways, and proscribes the disposition of the shares for a period of time. For more information about these restrictions, see Item 4 of this Schedule 13D, which is incorporated herein by this reference.

(2) Includes 146,524 shares owned by Mrs. Vanderhoof’s husband, Donald L. Vanderhoof.

(3) As a result of the Support Agreement, the Reporting Person may be deemed to be a part of a group with the other parties to the Support Agreement. The Reporting Person does not affirm to be part of a group and expressly disclaims beneficial ownership of the 2,594,949 Common Shares (as defined in the explanatory note below) that may be deemed to be owned in the aggregate by the parties to the Support Agreement, except to the extent reported as beneficially owned above by the Reporting Person. Thus, such Common Shares are not included in the amounts set forth in line 12 above.

(4) The parties to the Support Agreement may be deemed to beneficially own, in the aggregate (including the shares as to which beneficial ownership has been disclaimed as provided in note (3) above), 43.8% of the issued and outstanding Common Shares, assuming the exercise of all options held by such Reporting Persons that are exercisable within 60 days of June 6, 2006. Such percentage has not been reported above as a result of the exclusion of certain shares as explained in note (3) above.

CUSIP No. 918779109	13D	Page 9 of 35

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Jack G. Haselbush
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF	7	SOLE VOTING POWER 0 shares
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 148,774 (1) (2)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 148,774 (1) (2)
WITH	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 148,774 shares (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☑ (2)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.7% (3)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1) The Reporting Person (as defined in the explanatory note below) entered into the Support Agreement (as defined in the explanatory note below), which grants U.S. Bancorp a proxy coupled with an interest to vote the Reporting Person’s Common Shares (as defined in the explanatory note below) in certain ways, and proscribes the disposition of the shares for a period of time. For more information about these restrictions, see Item 4 of this Schedule 13D, which is incorporated herein by this reference.

(2) As a result of the Support Agreement, the Reporting Person may be deemed to be a part of a group with the other parties to the Support Agreement. The Reporting Person does not affirm to be part of a group and expressly disclaims beneficial ownership of the 2,594,949 Common Shares (as defined in the explanatory note below) that may be deemed to be owned in the aggregate by the parties to the Support Agreement, except to the extent reported as beneficially owned above by the Reporting Person. Thus, such Common Shares are not included in the amounts set forth in line 12 above.

(3) The parties to the Support Agreement may be deemed to beneficially own, in the aggregate (including the shares as to which beneficial ownership has been disclaimed as provided in note (2) above), 43.8% of the issued and outstanding Common Shares, assuming the exercise of all options held by such Reporting Persons that are exercisable within 60 days of June 6, 2006. Such percentage has not been reported above as a result of the exclusion of certain shares as explained in note (2) above.

CUSIP No. 918779109	13D	Page 10 of 35

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Dan E. Godec
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF	7	SOLE VOTING POWER 0 shares
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 121,720 (1) (2)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 121,720 (1) (2)
WITH	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 121,720 shares (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☑ (2)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.2% (3)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1) The Reporting Person (as defined in the explanatory note below) entered into the Support Agreement (as defined in the explanatory note below), which grants U.S. Bancorp a proxy coupled with an interest to vote the Reporting Person’s Common Shares (as defined in the explanatory note below) in certain ways, and proscribes the disposition of the shares for a period of time. For more information about these restrictions, see Item 4 of this Schedule 13D, which is incorporated herein by this reference.

(2) As a result of the Support Agreement, the Reporting Person may be deemed to be a part of a group with the other parties to the Support Agreement. The Reporting Person does not affirm to be part of a group and expressly disclaims beneficial ownership of the 2,594,949 Common Shares (as defined in the explanatory note below) that may be deemed to be owned in the aggregate by the parties to the Support Agreement, except to the extent reported as beneficially owned above by the Reporting Person. Thus, such Common Shares are not included in the amounts set forth in line 12 above.

(3) The parties to the Support Agreement may be deemed to beneficially own, in the aggregate (including the shares as to which beneficial ownership has been disclaimed as provided in note (2) above), 43.8% of the issued and outstanding Common Shares, assuming the exercise of all options held by such Reporting Persons that are exercisable within 60 days of June 6, 2006. Such percentage has not been reported above as a result of the exclusion of certain shares as explained in note (2) above.

CUSIP No. 918779109	13D	Page 11 of 35

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) George N. Gillett, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF	7	SOLE VOTING POWER 0 shares
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 87,000 (1) (2)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 87,000 (1) (2)
WITH	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 87,000 shares (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☑ (2)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6% (3)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1) The Reporting Person (as defined in the explanatory note below) entered into the Support Agreement (as defined in the explanatory note below), which grants U.S. Bancorp a proxy coupled with an interest to vote the Reporting Person’s Common Shares (as defined in the explanatory note below) in certain ways, and proscribes the disposition of the shares for a period of time. For more information about these restrictions, see Item 4 of this Schedule 13D, which is incorporated herein by this reference.

(2) As a result of the Support Agreement, the Reporting Person may be deemed to be a part of a group with the other parties to the Support Agreement. The Reporting Person does not affirm to be part of a group and expressly disclaims beneficial ownership of the 2,594,949 Common Shares (as defined in the explanatory note below) that may be deemed to be owned in the aggregate by the parties to the Support Agreement, except to the extent reported as beneficially owned above by the Reporting Person. Thus, such Common Shares are not included in the amounts set forth in line 12 above.

(3) The parties to the Support Agreement may be deemed to beneficially own, in the aggregate (including the shares as to which beneficial ownership has been disclaimed as provided in note (2) above), 43.8% of the issued and outstanding Common Shares, assuming the exercise of all options held by such Reporting Persons that are exercisable within 60 days of June 6, 2006. Such percentage has not been reported above as a result of the exclusion of certain shares as explained in note (2) above.

CUSIP No. 918779109	13D	Page 12 of 35

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Garner F. Hill II
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF	7	SOLE VOTING POWER 0 shares
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 29,000 (1) (2)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 29,000 (1) (2)
WITH	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,000 shares (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☑ (2)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5% (3)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1) The Reporting Person (as defined in the explanatory note below) entered into the Support Agreement (as defined in the explanatory note below), which grants U.S. Bancorp a proxy coupled with an interest to vote the Reporting Person’s Common Shares (as defined in the explanatory note below) in certain ways, and proscribes the disposition of the shares for a period of time. For more information about these restrictions, see Item 4 of this Schedule 13D, which is incorporated herein by this reference.

(2) As a result of the Support Agreement, the Reporting Person may be deemed to be a part of a group with the other parties to the Support Agreement. The Reporting Person does not affirm to be part of a group and expressly disclaims beneficial ownership of the 2,594,949 Common Shares (as defined in the explanatory note below) that may be deemed to be owned in the aggregate by the parties to the Support Agreement, except to the extent reported as beneficially owned above by the Reporting Person. Thus, such Common Shares are not included in the amounts set forth in line 12 above.

(3) The parties to the Support Agreement may be deemed to beneficially own, in the aggregate (including the shares as to which beneficial ownership has been disclaimed as provided in note (2) above), 43.8% of the issued and outstanding Common Shares, assuming the exercise of all options held by such Reporting Persons that are exercisable within 60 days of June 6, 2006. Such percentage has not been reported above as a result of the exclusion of certain shares as explained in note (2) above.

CUSIP No. 918779109	13D	Page 13 of 35

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) James G. Flaum
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF	7	SOLE VOTING POWER 0 shares
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 25,823 (1) (2) (3)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 20,563 (1) (3)
WITH	10	SHARED DISPOSITIVE POWER 5,260 (1) (2) (3)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,823 shares (3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☑ (3)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5% (4)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1) The Reporting Person (as defined in the explanatory note below) entered into the Support Agreement (as defined in the explanatory note below), which grants U.S. Bancorp a proxy coupled with an interest to vote the Reporting Person’s Common Shares (as defined in the explanatory note below) in certain ways, and proscribes the disposition of the shares for a period of time. For more information about these restrictions, see Item 4 of this Schedule 13D, which is incorporated herein by this reference.

(2) Includes 1,000 shares owned by Mr. Flaum’s wife, Ronna J. Flaum and 4,260 shares held jointly with Mr. Flaum’s wife, Ronna J. Flaum.

(3) As a result of the Support Agreement, the Reporting Person may be deemed to be a part of a group with the other parties to the Support Agreement. The Reporting Person does not affirm to be part of a group and expressly disclaims beneficial ownership of the 2,594,949 Common Shares (as defined in the explanatory note below) that may be deemed to be owned in the aggregate by the parties to the Support Agreement, except to the extent reported as beneficially owned above by the Reporting Person. Thus, such Common Shares are not included in the amounts set forth in line 12 above.

(4) The parties to the Support Agreement may be deemed to beneficially own, in the aggregate (including the shares as to which beneficial ownership has been disclaimed as provided in note (3) above), 43.8% of the issued and outstanding Common Shares, assuming the exercise of all options held by such Reporting Persons that are exercisable within 60 days of June 6, 2006. Such percentage has not been reported above as a result of the exclusion of certain shares as explained in note (3) above.

CUSIP No. 918779109	13D	Page 14 of 35

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Ronna J. Flaum
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF	7	SOLE VOTING POWER 0 shares
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 14,823 (1) (2) (3)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 1,000 (1) (3)
WITH	10	SHARED DISPOSITIVE POWER 13,823 (1) (2) (3)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,823 shares (3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☑ (3)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3% (4)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1) The Reporting Person (as defined in the explanatory note below) entered into the Support Agreement (as defined in the explanatory note below), which grants U.S. Bancorp a proxy coupled with an interest to vote the Reporting Person’s Common Shares (as defined in the explanatory note below) in certain ways, and proscribes the disposition of the shares for a period of time. For more information about these restrictions, see Item 4 of this Schedule 13D, which is incorporated herein by this reference.

(2) Includes 13,823 shares owned by Mrs. Flaum’s husband, James G. Flaum and 4,260 shares owned jointly with Mrs. Flaum’s husband, James G. Flaum.

(3) As a result of the Support Agreement, the Reporting Person may be deemed to be a part of a group with the other parties to the Support Agreement. The Reporting Person does not affirm to be part of a group and expressly disclaims beneficial ownership of the 2,594,949 Common Shares (as defined in the explanatory note below) that may be deemed to be owned in the aggregate by the parties to the Support Agreement, except to the extent reported as beneficially owned above by the Reporting Person. Thus, such Common Shares are not included in the amounts set forth in line 12 above.

(4) The parties to the Support Agreement may be deemed to beneficially own, in the aggregate (including the shares as to which beneficial ownership has been disclaimed as provided in note (3) above), 43.8% of the issued and outstanding Common Shares, assuming the exercise of all options held by such Reporting Persons that are exercisable within 60 days of June 6, 2006. Such percentage has not been reported above as a result of the exclusion of certain shares as explained in note (3) above.

CUSIP No. 918779109	13D	Page 15 of 35

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) S. David Gorsuch
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF	7	SOLE VOTING POWER 0 shares
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 22,732 (1) (2)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 22,732 (1) (2)
WITH	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,732 shares (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☑ (2)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4% (3)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1) The Reporting Person (as defined in the explanatory note below) entered into the Support Agreement (as defined in the explanatory note below), which grants U.S. Bancorp a proxy coupled with an interest to vote the Reporting Person’s Common Shares (as defined in the explanatory note below) in certain ways, and proscribes the disposition of the shares for a period of time. For more information about these restrictions, see Item 4 of this Schedule 13D, which is incorporated herein by this reference.

(2) As a result of the Support Agreement, the Reporting Person may be deemed to be a part of a group with the other parties to the Support Agreement. The Reporting Person does not affirm to be part of a group and expressly disclaims beneficial ownership of the 2,594,949 Common Shares (as defined in the explanatory note below) that may be deemed to be owned in the aggregate by the parties to the Support Agreement, except to the extent reported as beneficially owned above by the Reporting Person. Thus, such Common Shares are not included in the amounts set forth in line 12 above.

(3) The parties to the Support Agreement may be deemed to beneficially own, in the aggregate (including the shares as to which beneficial ownership has been disclaimed as provided in note (2) above), 43.8% of the issued and outstanding Common Shares, assuming the exercise of all options held by such Reporting Persons that are exercisable within 60 days of June 6, 2006. Such percentage has not been reported above as a result of the exclusion of certain shares as explained in note (2) above.

CUSIP No. 918779109	13D	Page 16 of 35

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Robert L. Knous, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF	7	SOLE VOTING POWER 0 shares
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 19,581 (1) (2)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 19,581 (1) (2)
WITH	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,581 shares (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☑ (2)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4% (3)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1) The Reporting Person (as defined in the explanatory note below) entered into the Support Agreement (as defined in the explanatory note below), which grants U.S. Bancorp a proxy coupled with an interest to vote the Reporting Person’s Common Shares (as defined in the explanatory note below) in certain ways, and proscribes the disposition of the shares for a period of time. For more information about these restrictions, see Item 4 of this Schedule 13D, which is incorporated herein by this reference.

(2) As a result of the Support Agreement, the Reporting Person may be deemed to be a part of a group with the other parties to the Support Agreement. The Reporting Person does not affirm to be part of a group and expressly disclaims beneficial ownership of the 2,594,949 Common Shares (as defined in the explanatory note below) that may be deemed to be owned in the aggregate by the parties to the Support Agreement, except to the extent reported as beneficially owned above by the Reporting Person. Thus, such Common Shares are not included in the amounts set forth in line 12 above.

(3) The parties to the Support Agreement may be deemed to beneficially own, in the aggregate (including the shares as to which beneficial ownership has been disclaimed as provided in note (2) above), 43.8% of the issued and outstanding Common Shares, assuming the exercise of all options held by such Reporting Persons that are exercisable within 60 days of June 6, 2006. Such percentage has not been reported above as a result of the exclusion of certain shares as explained in note (2) above.

CUSIP No. 918779109	13D	Page 17 of 35

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Kent Myers
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF	7	SOLE VOTING POWER 0 shares
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 13,200 (1) (2)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 13,200 (1) (2)
WITH	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,200 shares (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☑ (2)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2% (3)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1) The Reporting Person (as defined in the explanatory note below) entered into the Support Agreement (as defined in the explanatory note below), which grants U.S. Bancorp a proxy coupled with an interest to vote the Reporting Person’s Common Shares (as defined in the explanatory note below) in certain ways, and proscribes the disposition of the shares for a period of time. For more information about these restrictions, see Item 4 of this Schedule 13D, which is incorporated herein by this reference.

(2) As a result of the Support Agreement, the Reporting Person may be deemed to be a part of a group with the other parties to the Support Agreement. The Reporting Person does not affirm to be part of a group and expressly disclaims beneficial ownership of the 2,594,949 Common Shares (as defined in the explanatory note below) that may be deemed to be owned in the aggregate by the parties to the Support Agreement, except to the extent reported as beneficially owned above by the Reporting Person. Thus, such Common Shares are not included in the amounts set forth in line 12 above.

(3) The parties to the Support Agreement may be deemed to beneficially own, in the aggregate (including the shares as to which beneficial ownership has been disclaimed as provided in note (2) above), 43.8% of the issued and outstanding Common Shares, assuming the exercise of all options held by such Reporting Persons that are exercisable within 60 days of June 6, 2006. Such percentage has not been reported above as a result of the exclusion of certain shares as explained in note (2) above.

CUSIP No. 918779109	13D	Page 18 of 35

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Dennis R. Devor
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF	7	SOLE VOTING POWER 0 shares
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 5,610 (1) (2) (3)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0 shares
WITH	10	SHARED DISPOSITIVE POWER 5,610 (1) (2) (3)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,610 shares (3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☑ (3)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1% (4)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1) The Reporting Person (as defined in the explanatory note below) entered into the Support Agreement (as defined in the explanatory note below), which grants U.S. Bancorp a proxy coupled with an interest to vote the Reporting Person’s Common Shares (as defined in the explanatory note below) in certain ways, and proscribes the disposition of the shares for a period of time. For more information about these restrictions, see Item 4 of this Schedule 13D, which is incorporated herein by this reference.

(2) All shares are held jointly with Mr. Devor’s wife, Kathleen L. Devor.

(3) As a result of the Support Agreement, the Reporting Person may be deemed to be a part of a group with the other parties to the Support Agreement. The Reporting Person does not affirm to be part of a group and expressly disclaims beneficial ownership of the 2,594,949 Common Shares (as defined in the explanatory note below) that may be deemed to be owned in the aggregate by the parties to the Support Agreement, except to the extent reported as beneficially owned above by the Reporting Person. Thus, such Common Shares are not included in the amounts set forth in line 12 above.

(4) The parties to the Support Agreement may be deemed to beneficially own, in the aggregate (including the shares as to which beneficial ownership has been disclaimed as provided in note (3) above), 43.8% of the issued and outstanding Common Shares, assuming the exercise of all options held by such Reporting Persons that are exercisable within 60 days of June 6, 2006. Such percentage has not been reported above as a result of the exclusion of certain shares as explained in note (3) above.

CUSIP No. 918779109	13D	Page 19 of 35

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Kathleen L. Devor
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF	7	SOLE VOTING POWER 0 shares
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 1,110 (1) (2) (3)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0 shares
WITH	10	SHARED DISPOSITIVE POWER 1,110 (1) (2) (3)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,110 shares (3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☑ (3)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% (4)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1) The Reporting Person (as defined in the explanatory note below) entered into the Support Agreement (as defined in the explanatory note below), which grants U.S. Bancorp a proxy coupled with an interest to vote the Reporting Person’s Common Shares (as defined in the explanatory note below) in certain ways, and proscribes the disposition of the shares for a period of time. For more information about these restrictions, see Item 4 of this Schedule 13D, which is incorporated herein by this reference.

(2) All shares are held jointly with Mrs. Devor’s husband, Dennis R. Devor.

(3) As a result of the Support Agreement, the Reporting Person may be deemed to be a part of a group with the other parties to the Support Agreement. The Reporting Person does not affirm to be part of a group and expressly disclaims beneficial ownership of the 2,594,949 Common Shares (as defined in the explanatory note below) that may be deemed to be owned in the aggregate by the parties to the Support Agreement, except to the extent reported as beneficially owned above by the Reporting Person. Thus, such Common Shares are not included in the amounts set forth in line 12 above.

(4) The parties to the Support Agreement may be deemed to beneficially own, in the aggregate (including the shares as to which beneficial ownership has been disclaimed as provided in note (3) above), 43.8% of the issued and outstanding Common Shares, assuming the exercise of all options held by such Reporting Persons that are exercisable within 60 days of June 6, 2006. Such percentage has not been reported above as a result of the exclusion of certain shares as explained in note (3) above.

CUSIP No. 918779109	13D	Page 20 of 35

EXPLANATORY NOTE

This Schedule 13D (“Schedule 13D”) relating to the common shares, par value $1.00 per share (the “Common Shares”) of Vail Banks, Inc. (“Vail Banks”) is being filed by each of E.B. Chester, Kay H. Chester, Byron A. Rose, Lisa M. Dillon, Gary S. Judd, Donald L. Vanderhoof, Eddi L. Vanderhoof, Jack G. Haselbush, Dan E. Godec, George N. Gillett, Jr., Garner F. Hill II, James G. Flaum, Ronna J. Flaum, S. David Gorsuch, Robert L. Knous, Jr., Kent Myers, Dennis R. Devor, and Kathleen L. Devor (each, a “Reporting Person” and collectively, the “Reporting Persons”) pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Reporting Persons’ power of attorney filed herewith as Exhibit 3, and the Joint Filing Agreement filed herewith as Exhibit 4 to reflect the entry on May 31, 2006 by each of the Reporting Persons into a Support Agreement (each a “Support Agreement” and collectively, the “Support Agreements”) with U.S. Bancorp, as more fully described in Item 4 of this Schedule 13D. The Reporting Persons and U.S. Bancorp are sometimes collectively referred to herein as the “Support Agreement Parties.” Each of the Reporting Persons expressly disclaims beneficial ownership of the shares owned directly by any other Reporting Person included herein except as otherwise noted, and does not affirm the existence of a group as a result of the Support Agreements.

Capitalized terms used but not otherwise defined herein shall have the respective meanings set forth in the Schedule 13D.

Item 1. Security and Issuer.

The class of equity securities to which this Schedule 13D relates is the Common Shares of Vail Banks. The address of the principal offices of Vail Banks is 0015 Benchmark Road, Suite 300, P.O. Box 6580, Avon, Colorado 81620.

Item 2. Identity and Background.

(a) Name: This Schedule 13D is being filed by each of E.B. Chester, Kay H. Chester, Byron A. Rose, Lisa M. Dillon, Gary S. Judd, Donald L. Vanderhoof, Eddi L. Vanderhoof, Jack G. Haselbush, Dan E. Godec, George N. Gillett, Jr., Garner F. Hill II, James G. Flaum, Ronna J. Flaum, S. David Gorsuch, Robert L. Knous, Jr., Kent Myers, Dennis R. Devor, and Kathleen L. Devor. The Reporting Persons are making a single joint filing pursuant to Rule 13d-1(k) under the Exchange Act and the power of attorney and joint filing agreement filed herewith.

(b) - (c) Business Address and Occupation:

Name	Residence or Business Address	Present Principal Occupation or Employment	Name and Principal Business of Employer	Address of Principal Business
E.B. Chester	0015 Benchmark Road, Suite 300 Avon, CO 81620	Banker	Vail Banks, Inc. Banking	0015 Benchmark Road, Suite 300 Avon, CO 81620

CUSIP No. 918779109	13D	Page 21 of 35

Kay H. Chester	0015 Benchmark Road, Suite 300 Avon, CO 81620	Investor	Self	47 Strawberry Park Court Avon, CO 81620
Byron A. Rose	2895 Booth Creek Drive Vail, CO 81657	Investor	Self	n/a
Lisa M. Dillon	0015 Benchmark Road, Suite 300 Avon, CO 81620	Banker	Vail Banks, Inc. Banking	0015 Benchmark Road, Suite 300 Avon, CO 81620
Gary S. Judd	0015 Benchmark Road, Suite 300 Avon, CO 81620	Banker	Vail Banks, Inc. Banking	0015 Benchmark Road, Suite 300 Avon, CO 81620
Donald L. Vanderhoof	110 Polo Road Glenwood Springs, CO 81601	Investor	Self	n/a
Eddi L. Vanderhoof	110 Polo Road Glenwood Springs, CO 81601	Investor	Self	n/a
Jack G. Haselbush	5637 Taylor Lane Fort Collins, CO 80528	Investor	Self	n/a
Dan E. Godec	0015 Benchmark Road, Suite 300 Avon, CO 81620	Banker	Vail Banks, Inc. Banking	0015 Benchmark Road, Suite 300 Avon, CO 81620
George N. Gillett, Jr.	950 Red Sandstone Road #43 Vail, CO 81657	Investor	Chairman of Booth Creek Management Corporation Investment	950 Red Sandstone Road #43 Vail, CO 81657
Garner F. Hill II	144 South Lafayette Street Denver, CO 80209	Real Estate Management	Ferris Corporation, Real Estate Management	144 South Lafayette Street Denver, CO 80209
James G. Flaum	P. O. Box 3117 Vail, CO 81658	Real Estate Brokerage	Slifer, Smith & Frampton / Vail Associates Real Estate Real Estate Brokerage	30 Benchmark Road Avon, CO 81620
Ronna J. Flaum	P. O. Box 3117 Vail, CO 81658	Investor	Self	n/a
S. David Gorsuch	263 East Gore Creek Drive Vail, CO 81657	Retailer	Gorsuch, Ltd. retail clothing, accessories and ski equipment sales	263 East Gore Creek Drive Vail, CO 81657
Robert L. Knous, Jr.	1610 Little Raven Street, Suite 115 Denver, CO 80202	Investor	Consulting for business, education and non-profit entities	1610 Little Raven Street, Suite 115 Denver, CO 80202
Kent Myers	P. O. Box 1134 Avon, CO 81620	Marketing Consultant	Airline Industry	28 Second Street #215 Edwards, CO 81632
Dennis R. Devor	P. O. Box 3310 Montrose, CO 81401	Attorney	Self	130 North Park Montrose, CO 81401
Kathleen L. Devor	P. O. Box 3310 Montrose, CO 81401	Attorney	Montrose County School District 1J	126 South 5th Street - PO Box 10,000 Montrose, CO 81402-9701

CUSIP No. 918779109	13D	Page 22 of 35

(d) Criminal Proceedings: During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or other similar misdemeanors).

(e) Civil Proceedings: During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f) Citizenship: Each Reporting Person is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

This Schedule 13D is being filed by the Reporting Persons to report that each has entered into a Support Agreement. The source of funds used to make prior purchases of securities is not material to this filing.

Item 4. Purpose of the Transaction.

On May 31, 2006, Vail Banks entered into the Agreement and Plan of Merger (the “Merger Agreement”) by and among U.S. Bancorp, Powder Acquisition Corp., and Vail Banks. Upon the terms and subject to the conditions set forth in the Merger Agreement, and in accordance with the applicable provisions of Colorado law, at the effective time, Powder Acquisition Corp. will be merged into Vail Banks (the “Merger”) with Vail Banks surviving the Merger as a wholly-owned subsidiary of U.S. Bancorp. The Merger Agreement is filed as Exhibit 1 hereto and incorporated herein by reference.

In connection with and in order to induce U.S. Bancorp to enter into the Merger Agreement, each Reporting Person entered into a Support Agreement with U.S. Bancorp. A form of Support Agreement is filed as Exhibit 2 hereto and is incorporated herein by reference. Pursuant to the terms of the Support Agreements, the Reporting Persons agreed to be present at any special meeting called for the purpose of voting on the Merger Agreement and vote all of such Reporting Person’s shares (including all shares acquired through the exercise of options held by the Reporting Person at the time of entering into a Support Agreement) (i) in favor of the adoption of the Merger Agreement (whether or not recommended by the Board of Directors of Vail Banks), and (ii) against any action, agreement, transaction or proposal that (A) is made in opposition to, or in competition or inconsistent with, the Merger or the Merger Agreement, (B) relates to a competing transaction or acquisition transaction (as those terms are defined in the Merger Agreement) or (C) could otherwise prevent, impede or delay the consummation of the Merger or the other transactions contemplated by the Merger Agreement. Further, each Reporting Person revoked all prior proxies granted to other persons in respect of the Reporting Person’s shares, and granted U.S. Bancorp and Powder Acquisition Corp. a proxy coupled with an interest to be present at and vote shares in the manner described above.

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In addition, the Reporting Persons agreed that, during the term of the Support Agreements, each Reporting Person will not (i) tender into any tender or exchange offer or otherwise directly or indirectly transfer any shares (or any rights, options or warrants to acquire Vail Banks Common Shares), or (ii) grant any proxies with respect to the Reporting Person’s shares, deposit such shares into a voting trust, enter into a voting agreement with respect to any of such shares or otherwise restrict the ability of such Reporting Person freely to exercise all voting rights with respect thereto. These restrictions are no longer effective after the earlier of (i) the Merger Agreement being approved by the Vail Banks shareholders, or (ii) 90 days from the date of the Support Agreements, except that any transfer in the event of (ii) may only be executed if the transferee agrees to be bound by an agreement to be negotiated similar to such Support Agreement.

The Reporting Persons agreed not to seek or solicit any acquisition or sale, assignment, transfer, encumbrance of or other disposition or any contract, option or other arrangement or understanding related to the Reporting Person’s shares, and agreed to notify U.S. Bancorp promptly if the Reporting Person becomes aware of any such activities. The Reporting Persons also agreed to waive all dissenters’ rights. Accordingly, U.S. Bancorp may be deemed to have shared voting and dispositive power over the shares with each of the Reporting Persons.

Other than as described in Item 4 to this Schedule 13D, the Reporting Persons do not have any plans or proposals that relate to, or would result in, any event described in (a)-(j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Pursuant to Rule 13d-3(d) under the Exchange Act, each Reporting Person has included in the amount reported as beneficially owned by the applicable Reporting Person, the options and warrants to purchase Common Shares that are exercisable within 60 days of the date hereof held by the applicable Reporting Person, but not those held by the other Reporting Persons, except as noted when a Reporting Person shares voting and dispositive power with respect to shares jointly owned.

U.S. Bancorp is a Delaware corporation with a principal place of business at 800 Nicollet Mall, Minneapolis, Minnesota 55402. To each Reporting Person’s knowledge, based on information publicly available: (1) during the last five years, U.S. Bancorp has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); and (2) during the last five years, U.S. Bancorp has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to Federal or State securities laws or finding any violation with respect to such laws.

I. E.B. Chester

(a)
The Reporting Person “beneficially owns”, under Rule 13d-3 under the Exchange Act, 1,211,376 Common Shares. Of the Common Shares beneficially owned by the Reporting Person, 1,121,418 shares are currently outstanding and 89,958

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shares are Common Shares that the Reporting Person has the right to acquire by the exercise of outstanding stock options. Based on the number of Common Shares issued and outstanding as of May 31, 2006, the beneficial ownership of the Reporting Person equals approximately 21.3% of the outstanding Common Shares of Vail Banks.

(b)
The Reporting Person “beneficially owns” 431,627 shares held by his wife, Kay H. Chester, as to which he disclaims beneficial ownership. Reference is made to the applicable sections of this Schedule 13D for information on Ms. Chester, which is incorporated herein.

A discussion of voting and dispositive power the Reporting Person may be deemed to share with the other Support Agreement Parties is set forth under the introductory paragraphs to Item 5 of this Schedule 13D, the discussion with respect to which is incorporated herein by reference thereto.

(c)	During the last 60 days, the following transactions were effected through the Reporting Person’s 401(k) account:

Date	Number of Shares Purchased	Price Per Share	Total Purchase Price
April 10, 2006	68.656	$16.23	$1,114.59
April 21, 2006	65.947	$16.90	$1,114.59
May 8, 2006	70.948	$15.71	$1,114.59
May 16, 2006	66.591	$16.18	$1,077.41 (dividend paid)
May 22, 2006	67.703	$16.46	$1,114.59

(d)	Not applicable.

(e)	Not applicable.

II. Kay H. Chester

(a)
The Reporting Person “beneficially owns”, under Rule 13d-3 under the Exchange Act, 1,131,938 Common Shares. Of the Common Shares beneficially owned by the Reporting Person, 1,120,938 shares are currently outstanding and 11,000 shares are Common Shares that the Reporting Person has the right to acquire by the exercise of outstanding stock options. Based on the number of Common Shares issued and outstanding as of May 31, 2006, the beneficial ownership of the Reporting Person equals approximately 20.2% of the outstanding Common Shares of Vail Banks.

(b)
The Reporting Person “beneficially owns” 689,311 shares held by her husband, E.B. Chester, as to which she disclaims beneficial ownership. Reference is made to the applicable sections of this Schedule 13D for information on Mr. Chester, which is incorporated herein.

A discussion of voting and dispositive power the Reporting Person may be deemed to share with the other Support Agreement Parties is set forth under the introductory paragraphs to Item 5 of this Schedule 13D, the discussion with respect to which is incorporated herein by reference thereto.

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(c)	Not applicable.

(d)	Not applicable.

(e)	Not applicable.

III. Byron A. Rose

(a)
The Reporting Person “beneficially owns”, under Rule 13d-3 under the Exchange Act, 277,825 Common Shares. Of the Common Shares beneficially owned by the Reporting Person, 266,825 shares are currently outstanding and 11,000 shares are Common Shares that the Reporting Person has the right to acquire by the exercise of outstanding stock options. Based on the number of Common Shares issued and outstanding as of May 31, 2006, the beneficial ownership of the Reporting Person equals approximately 5.0% of the outstanding Common Shares of Vail Banks.

(b)
A discussion of voting and dispositive power the Reporting Person may be deemed to share with the other Support Agreement Parties is set forth under the introductory paragraphs to Item 5 of this Schedule 13D, the discussion with respect to which is incorporated herein by reference thereto.

(c)	Not applicable.

(d)	Not applicable.

(e)	Not applicable.

IV. Lisa M. Dillon

(a)
The Reporting Person “beneficially owns”, under Rule 13d-3 under the Exchange Act, 262,071 Common Shares. Of the Common Shares beneficially owned by the Reporting Person, 151,261 shares are currently outstanding and 110,810 shares are Common Shares that the Reporting Person has the right to acquire by the exercise of outstanding stock options. Based on the number of Common Shares issued and outstanding as of May 31, 2006, the beneficial ownership of the Reporting Person equals approximately 4.6% of the outstanding Common Shares of Vail Banks.

(b)
A discussion of voting and dispositive power the Reporting Person may be deemed to share with the other Support Agreement Parties is set forth under the introductory paragraphs to Item 5 of this Schedule 13D, the discussion with respect to which is incorporated herein by reference thereto.

(c)	During the last 60 days, the following transactions were effected through the Reporting Person’s 401(k) account:

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Date	Number of Shares Purchased	Price Per Share	Total Purchase Price
April 10, 2006	13.090	$16.23	$212.50
April 21, 2006	13.816	$16.90	$233.50
May 8, 2006	13.526	$15.71	$212.50
May 16, 2006	.054	$16.18	$8.79 (dividend paid)
May 22, 2006	14.183	$16.46	$233.50

(d)	Not applicable.

(e)	Not applicable.

V. Gary S. Judd

(a)
The Reporting Person “beneficially owns”, under Rule 13d-3 under the Exchange Act, 181,142 Common Shares. Of the Common Shares beneficially owned by the Reporting Person, 181,142 shares are currently outstanding and no shares are Common Shares that the Reporting Person has the right to acquire by the exercise of outstanding stock options. Based on the number of Common Shares issued and outstanding as of May 31, 2006, the beneficial ownership of the Reporting Person equals approximately 3.2% of the outstanding Common Shares of Vail Banks.

(b)
A discussion of voting and dispositive power the Reporting Person may be deemed to share with the other Support Agreement Parties is set forth under the introductory paragraphs to Item 5 of this Schedule 13D, the discussion with respect to which is incorporated herein by reference thereto.

(c)	During the last 60 days, the following transactions were effected through the Reporting Person’s 401(k) account:

Date	Number of Shares Purchased	Price Per Share	Total Purchase Price
April 10, 2006	19.249	$16.23	$312.50
April 21, 2006	19.732	$16.90	$333.50
May 8, 2006	19.892	$15.71	$312.50
May 16, 2006	4.793	$16.18	$77.56 (dividend paid)
May 22, 2006	20.258	$16.46	$333.50

(d)	Not applicable.

(e)	Not applicable.

VI. Donald L. Vanderhoof

(a)
The Reporting Person “beneficially owns”, under Rule 13d-3 under the Exchange Act, 178,094 Common Shares. Of the Common Shares beneficially owned by the Reporting Person, 172,094 shares are currently outstanding and 6,000 shares are Common Shares that the Reporting Person has the right to acquire by the exercise of outstanding stock options. Based on the number of Common Shares issued and outstanding as of May 31, 2006, the beneficial ownership of the Reporting Person equals approximately 3.2% of the outstanding Common Shares of Vail Banks.

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(b)
The Reporting Person “beneficially owns” 25,570 shares held by his wife, Eddi L. Vanderhoof. Reference is made to the applicable sections of this Schedule 13D for information on Ms. Vanderhoof, which is incorporated herein.

A discussion of voting and dispositive power the Reporting Person may be deemed to share with the other Support Agreement Parties is set forth under the introductory paragraphs to Item 5 of this Schedule 13D, the discussion with respect to which is incorporated herein by reference thereto.

(c)	Not applicable.

(d)	Not applicable.

(e)	Not applicable.

VII. Eddi L. Vanderhoof

(a)
The Reporting Person “beneficially owns”, under Rule 13d-3 under the Exchange Act, 172,094 Common Shares. Of the Common Shares beneficially owned by the Reporting Person, 172,094 shares are currently outstanding and no shares are Common Shares that the Reporting Person has the right to acquire by the exercise of outstanding stock options. Based on the number of Common Shares issued and outstanding as of May 31, 2006, the beneficial ownership of the Reporting Person equals approximately 3.1% of the outstanding Common Shares of Vail Banks.

(b)
The Reporting Person “beneficially owns” 146,524 shares held by her husband, Donald L. Vanderhoof. Reference is made to the applicable sections of this Schedule 13D for information on Mr. Vanderhoof, which is incorporated herein.

A discussion of voting and dispositive power the Reporting Person may be deemed to share with the other Support Agreement Parties is set forth under the introductory paragraphs to Item 5 of this Schedule 13D, the discussion with respect to which is incorporated herein by reference thereto.

(c)	Not applicable.

(d)	Not applicable.

(e)	Not applicable.

VIII. Jack G. Haselbush

(a)
The Reporting Person “beneficially owns”, under Rule 13d-3 under the Exchange Act, 148,774 Common Shares. Of the Common Shares beneficially owned by the Reporting Person, 145,774 shares are currently outstanding and 3,000 shares are Common Shares that the Reporting Person has the right to acquire by the exercise of outstanding stock options. Based on the number of Common Shares issued and outstanding as of May 31, 2006, the beneficial ownership of the Reporting Person equals approximately 2.7% of the outstanding Common Shares of Vail Banks.

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(b)
A discussion of voting and dispositive power the Reporting Person may be deemed to share with the other Support Agreement Parties is set forth under the introductory paragraphs to Item 5 of this Schedule 13D, the discussion with respect to which is incorporated herein by reference thereto.

(c)	Not applicable.

(d)	Not applicable.

(e)	Not applicable.

IX.  Dan E. Godec

(a)
The Reporting Person “beneficially owns”, under Rule 13d-3 under the Exchange Act, 121,720 Common Shares. Of the Common Shares beneficially owned by the Reporting Person, 85,958 shares are currently outstanding and 35,762 shares are Common Shares that the Reporting Person has the right to acquire by the exercise of outstanding stock options. Based on the number of Common Shares issued and outstanding as of May 31, 2006, the beneficial ownership of the Reporting Person equals approximately 2.2% of the outstanding Common Shares of Vail Banks.

(b)
A discussion of voting and dispositive power the Reporting Person may be deemed to share with the other Support Agreement Parties is set forth under the introductory paragraphs to Item 5 of this Schedule 13D, the discussion with respect to which is incorporated herein by reference thereto.

(c)	During the last 60 days, the following transactions were effected through the Reporting Person’s 401(k) account:

Date	Number of Shares Purchased	Price Per Share	Total Purchase Price
April 10, 2006	42.155	$16.23	$684.36
April 21, 2006	41.734	$16.90	$705.36
May 8, 2006	43.562	$15.71	$684.36
May 16, 2006	39.892	$16.18	$636.06 (dividend paid)
May 22, 2006	42.845	$16.46	$705.36

(d)	Not applicable.

(e)	Not applicable.

X. George N. Gillett, Jr.

(a)
The Reporting Person “beneficially owns”, under Rule 13d-3 under the Exchange Act, 87,000 Common Shares. Of the Common Shares beneficially owned by the Reporting Person, 85,000 shares are currently outstanding and 2,000 shares are Common Shares that the Reporting Person has the right to acquire by the exercise of outstanding stock options. Based on the number of Common Shares issued and outstanding as of May 31, 2006, the beneficial ownership of the Reporting Person equals approximately 1.6% of the outstanding Common Shares of Vail Banks.

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(b)
A discussion of voting and dispositive power the Reporting Person may be deemed to share with the other Support Agreement Parties is set forth under the introductory paragraphs to Item 5 of this Schedule 13D, the discussion with respect to which is incorporated herein by reference thereto.

(c)	Not applicable.

(d)	Not applicable.

(e)	Not applicable.

XI. Garner F. Hill II

(a)
The Reporting Person “beneficially owns”, under Rule 13d-3 under the Exchange Act, 29,000 Common Shares. Of the Common Shares beneficially owned by the Reporting Person, 24,500 shares are currently outstanding and 4,500 shares are Common Shares that the Reporting Person has the right to acquire by the exercise of outstanding stock options. Based on the number of Common Shares issued and outstanding as of May 31, 2006, the beneficial ownership of the Reporting Person equals approximately .5% of the outstanding Common Shares of Vail Banks.

(b)
A discussion of voting and dispositive power the Reporting Person may be deemed to share with the other Support Agreement Parties is set forth under the introductory paragraphs to Item 5 of this Schedule 13D, the discussion with respect to which is incorporated herein by reference thereto.

(c)	Not applicable.

(d)	Not applicable.

(e)	Not applicable.

XII. James G. Flaum

(a)
The Reporting Person “beneficially owns”, under Rule 13d-3 under the Exchange Act, 25,823 Common Shares. Of the Common Shares beneficially owned by the Reporting Person, 14,823 shares are currently outstanding and 11,000 shares are Common Shares that the Reporting Person has the right to acquire by the exercise of outstanding stock options. Based on the number of Common Shares issued and outstanding as of May 31, 2006, the beneficial ownership of the Reporting Person equals approximately .5% of the outstanding Common Shares of Vail Banks.

(b)
The Reporting Person “beneficially owns” 1,000 shares held by his wife, Ronna J. Flaum. Additionally, 4,260 shares of the Reporting Person’s shares that are currently outstanding are held jointly with his wife, Ronna J. Flaum. Reference is made to the applicable sections of this Schedule 13D for information on Ms. Flaum, which is incorporated herein.

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A discussion of voting and dispositive power the Reporting Person may be deemed to share with the other Support Agreement Parties is set forth under the introductory paragraphs to Item 5 of this Schedule 13D, the discussion with respect to which is incorporated herein by reference thereto.

(c)	Not applicable.

(d)	Not applicable.

(e)	Not applicable.

XIII. Ronna J. Flaum

(a)
The Reporting Person “beneficially owns”, under Rule 13d-3 under the Exchange Act, 14,823 Common Shares. Of the Common Shares beneficially owned by the Reporting Person, 14,823 shares are currently outstanding and no shares are Common Shares that the Reporting Person has the right to acquire by the exercise of outstanding stock options. Based on the number of Common Shares issued and outstanding as of May 31, 2006, the beneficial ownership of the Reporting Person equals approximately .3% of the outstanding Common Shares of Vail Banks.

(b)
The Reporting Person “beneficially owns” 13,823 shares held by her husband, James G. Flaum. Additionally, 4,260 shares of the Reporting Person’s shares that are currently outstanding are held jointly with her husband, James G. Flaum. Reference is made to the applicable sections of this Schedule 13D for information on Mr. Flaum, which is incorporated herein.

A discussion of voting and dispositive power the Reporting Person may be deemed to share with the other Support Agreement Parties is set forth under the introductory paragraphs to Item 5 of this Schedule 13D, the discussion with respect to which is incorporated herein by reference thereto.

(c)	Not applicable.

(d)	Not applicable.

(e)	Not applicable.

XIV. S. David Gorsuch

(a)
The Reporting Person “beneficially owns”, under Rule 13d-3 under the Exchange Act, 22,732 Common Shares. Of the Common Shares beneficially owned by the Reporting Person, 11,732 shares are currently outstanding and 11,000 shares are Common Shares that the Reporting Person has the right to acquire by the exercise of outstanding stock options. Based on the number of Common Shares issued and outstanding as of May 31, 2006, the beneficial ownership of the Reporting Person equals approximately .4% of the outstanding Common Shares of Vail Banks.

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(b)
A discussion of voting and dispositive power the Reporting Person may be deemed to share with the other Support Agreement Parties is set forth under the introductory paragraphs to Item 5 of this Schedule 13D, the discussion with respect to which is incorporated herein by reference thereto.

(c)	Not applicable.

(d)	Not applicable.

(e)	Not applicable.

XV. Robert L. Knous, Jr.

(a)
The Reporting Person “beneficially owns”, under Rule 13d-3 under the Exchange Act, 19,581 Common Shares. Of the Common Shares beneficially owned by the Reporting Person, 8,581 shares are currently outstanding and 11,000 shares are Common Shares that the Reporting Person has the right to acquire by the exercise of outstanding stock options. Based on the number of Common Shares issued and outstanding as of May 31, 2006, the beneficial ownership of the Reporting Person equals approximately .4% of the outstanding Common Shares of Vail Banks.

(b)
A discussion of voting and dispositive power the Reporting Person may be deemed to share with the other Support Agreement Parties is set forth under the introductory paragraphs to Item 5 of this Schedule 13D, the discussion with respect to which is incorporated herein by reference thereto.

(c)	Not applicable.

(d)	Not applicable.

(e)	Not applicable.

XVI. Kent Myers

(a)
The Reporting Person “beneficially owns”, under Rule 13d-3 under the Exchange Act, 13,200 Common Shares. Of the Common Shares beneficially owned by the Reporting Person, 2,200 shares are currently outstanding and 11,000 shares are Common Shares that the Reporting Person has the right to acquire by the exercise of outstanding stock options. Based on the number of Common Shares issued and outstanding as of May 31, 2006, the beneficial ownership of the Reporting Person equals approximately .2% of the outstanding Common Shares of Vail Banks.

(b)
A discussion of voting and dispositive power the Reporting Person may be deemed to share with the other Support Agreement Parties is set forth under the introductory paragraphs to Item 5 of this Schedule 13D, the discussion with respect to which is incorporated herein by reference thereto.

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(c)	Not applicable.

(d)	Not applicable.

(e)	Not applicable.

XVII. Dennis R. Devor

(a)
The Reporting Person “beneficially owns”, under Rule 13d-3 under the Exchange Act, 5,610 Common Shares. Of the Common Shares beneficially owned by the Reporting Person, 1,110 shares are currently outstanding and 4,500 shares are Common Shares that the Reporting Person has the right to acquire by the exercise of outstanding stock options. Based on the number of Common Shares issued and outstanding as of May 31, 2006, the beneficial ownership of the Reporting Person equals approximately .1% of the outstanding Common Shares of Vail Banks.

(b)
All of the Reporting Person’s shares of currently outstanding Vail Banks Common Shares are held jointly with his wife, Kathleen Devor. Reference is made to the applicable sections of this Schedule 13D for information on Ms. Devor, which is incorporated herein.

A discussion of voting and dispositive power the Reporting Person may be deemed to share with the other Support Agreement Parties is set forth under the introductory paragraphs to Item 5 of this Schedule 13D, the discussion with respect to which is incorporated herein by reference thereto.

(c)	Not applicable.

(d)	Not applicable.

(e)	Not applicable.

XVIII. Kathleen L. Devor

(a)
The Reporting Person “beneficially owns”, under Rule 13d-3 under the Exchange Act, 2,200 Common Shares. Of the Common Shares beneficially owned by the Reporting Person, 2,200 shares are currently outstanding and no shares are Common Shares that the Reporting Person has the right to acquire by the exercise of outstanding stock options. Based on the number of Common Shares issued and outstanding as of May 31, 2006, the beneficial ownership of the Reporting Person equals approximately 0.0% of the outstanding Common Shares of Vail Banks.

(b)
All of the Reporting Person’s shares of currently outstanding Vail Banks Common Shares are held jointly with her husband, Dennis Devor. Reference is made to the applicable sections of this Schedule 13D for information on Mr. Devor, which is incorporated herein.

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A discussion of voting and dispositive power the Reporting Person may be deemed to share with the other Support Agreement Parties is set forth under the introductory paragraphs to Item 5 of this Schedule 13D, the discussion with respect to which is incorporated herein by reference thereto.

(c)	Not applicable.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

A discussion of each of the Reporting Person’s arrangements, understandings and relationships with respect to the securities of Vail Banks is set forth under Items 3 and 4 of this Schedule 13D, the discussion with respect to which is incorporated herein by reference thereto.

Item 7. Material to be Filed as Exhibits.

Exhibit 1*	The Agreement and Plan of Merger, dated May 31, 2006, by and among U.S. Bancorp, Powder Acquisition Corp. and Vail Banks, Inc.(1)

Exhibit 2	Form of Support Agreement, dated May 31, 2006, among U.S. Bancorp and each of the shareholders of Vail Banks, Inc. that are signatories thereto.

Exhibit 3
Power of Attorney, dated May 31, 2006, signed by E.B. Chester, Kay H. Chester, Byron A. Rose, Lisa M. Dillon, Gary S. Judd, Donald L. Vanderhoof, Eddi L. Vanderhoof, Jack G. Haselbush, Dan E. Godec, George N. Gillett, Jr., Garner F. Hill II, James G. Flaum, Ronna J. Flaum, S. David Gorsuch, Robert L. Knous, Jr., Kent Myers, Dennis R. Devor, and Kathleen L. Devor.

Exhibit 4	Joint Filing Agreement, dated June 6, 2006.

* Previously filed.

__________________

(1) Incorporated by reference to Exhibit 2.1 to Vail Banks’ current report on Form 8-K filed with the SEC on June 1, 2006.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 6, 2006

/s/ Gary S. Judd Name: Gary S. Judd

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EXHIBIT INDEX

Exhibit 1*	The Agreement and Plan of Merger, dated May 31, 2006, by and among U.S. Bancorp, Powder Acquisition Corp. and Vail Banks, Inc.(1)

Exhibit 2	Form of Support Agreement, dated May 31, 2006, among U.S. Bancorp and each of the shareholders of Vail Banks, Inc. that are signatories thereto.

Exhibit 3
Power of Attorney, dated May 31, 2006, signed by E.B. Chester, Kay H. Chester, Byron A. Rose, Lisa M. Dillon, Gary S. Judd, Donald L. Vanderhoof, Eddi L. Vanderhoof, Jack G. Haselbush, Dan E. Godec, George N. Gillett, Jr., Garner F. Hill II, James G. Flaum, Ronna J. Flaum, S. David Gorsuch, Robert L. Knous, Jr., Kent Myers, Dennis R. Devor, and Kathleen L. Devor.

Exhibit 4	Joint Filing Agreement, dated June 6, 2006.

* Previously filed.

__________________

(1) Incorporated by reference to Exhibit 2.1 to Vail Banks’ current report on Form 8-K filed with the SEC on June 1, 2006.